UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington.  D.C. 20549

SCHEDULE 13D/A

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(Under the Securities Exchange Act of 1934)

ZENA CAPITAL CORPORATION

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Name of Issuer)

Common Shares, without par value

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(Title of Class of Securities)

98935 B1 09

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(CUSIP Number)

TERRY M. AMISANO

750 West Pender Street, Suite #604,

Vancouver, British Columbia, Canada  V6C 2T7

Telephone: (604) 689-0188

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2006 and November 30, 2006

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  98935 B1 09

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1.

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TERRY M. AMISANO

IRS ID Number or SSA Number = not applicable

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

[

]

(b)

[

]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS:

N/A

5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

[

]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION:

British Columbia, Canada

7.

SOLE VOTING POWER

Number of Shares Beneficially owned by each reporting person with	(7) Sole voting power 2,948,802 (8) Shared voting power Nil (9) Sole dispositive power 2,948,802 (10) Shared dispositive power Nil

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,948,802

12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[

]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l):

17.5%

14.

TYPE OF REPORTING PERSON:

IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington.  D.C. 20549

SCHEDULE 13D/A

(Under the Securities Exchange Act of 1934)

On August 29, 2004, the Issuer became a reporting company under Section 12(g) of the Securities and Exchange Act of 1934, as amended, when its Form 20-FR became effective (File No. 000-50829).  This Schedule 13D is being filed for the reporting person who was a 5% or greater stockholder at the time that the Form 20-FR became effective.  For this reason, all references to source of Funds have been answered no applicable.

Item 1.

Security and Issuer

Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Terry M. Amisano with respect to the common shares without par value (the "Common Shares") of Zena Capital Corporation, a British Columbia, Canada corporation, with its principal offices located at 750 West Pender Street, Suite #604, Vancouver, British Columbia, Canada  V6C 2T7 (the "Issuer"), remains in full force and effect.

Item 2.

Identity and Background

(a)

This Schedule 13D is filed on behalf of Terry M. Amisano

(b)

Mr. Amisano 's business address is:

750 West Pender Street, Suite #604, Vancouver, British Columbia,   Canada  V6C 2T7.

(c)

Mr. Amisano is President and Director of the Issuer.

(d)

During the last five years Mr. Amisano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Amisano has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Amisano is a citizen of Canada.

Item 3.

Source and Amount of Funds or Other Consideration

Not applicable

Item 4.

Purpose of Transaction

Subdivision of Issuer’s Stock

On August 23, 2006, the Issuer had completed a subdivision (the “Subdivision”) of its common stock pursuant to which each common share is being divided by a ratio of 3 to 1.  The Subdivision was approved by the Company’s shareholders at the Company’s extraordinary meeting of shareholders held on January 10, 2006, and by the Exchange on August 15, 2006.  There had been limited liquidity in the Company’s common shares for some time, and it was believed by management of the Company that the Subdivision would create a larger public float and hence greater liquidity.

Convertible Debentures

The Issuer reported that convertible debentures outstanding totalling $100,000 were converted on November 30, 2006 at $.1017 per share for 983,605 common shares.  $80,000 of the debentures was due to related parties.

Item 5.

Interest in Securities of the Issuer

(a)

Mr. Amisano is the beneficial owner of 2,948,802 shares of Common Stock of the Issuer, which represents 17.5% of the Issuer’s 16,863,604 issued and outstanding Common Stock.  This consists of the following:

(i)

2,752,083 shares held directly by Mr. Amisano in his own name.

(ii)

196,719 shares held by Terry Amisano Ltd., of which the reporting person is the beneficial owner.

(b)

Mr. Amisano has the sole investment power and sole voting power with respect to the 2,752,083 shares held directly by him and the 196,719 held by Terry Amisano Ltd.

(c)

On August 16, 2006, the reporting person acquired 1,834,722 shares of Common Stock through a Subdivision of its Common Stock of the Issuer and 196,719 shares of Common Stock for the convertible debenture on November 30, 2006.

(d) - (e) Not Applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

- None

Item 7.

Material to be Filed as Exhibits

- None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2008

/s/ Terry M. Amisano

(Signature)

Terry M. Amisano

(Name/Title)